Exhibit 99.1

Chanson International Holding

(incorporated under the laws of the Cayman Islands)

(NASDAQ: CHSN)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of holders of Class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”) of Chanson International Holding (the “Company”) will be held on August 24, 2026, at 9:30 a.m., Eastern Time (the “Class A EGM”), which shall be followed by the extraordinary general meeting of all shareholders of the Company (the “EGM”). The Class A EGM will be held in a hybrid format. In-person participants will be able to attend the Class A EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017. Remote participants will be able to attend the Class A EGM at www.virtualshareholdermeeting.com/CHSN2026.

Capitalized terms not otherwise defined in this notice of meeting have the meaning given to them in the Company’s current amended and restated articles of association.

The purpose of the Class A EGM is for holders of Class A Ordinary Shares (“Class A shareholders”) to consider and, if thought fit, pass the following resolutions:

1.	“It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares”) are entitled to cast on a poll being increased from 50 votes to 80 votes for each Class B Ordinary Share they hold is approved” (the “Class B Variation”); and

2.	“It is resolved, as an ordinary resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class A EGM” (the “Class A EGM Adjournment”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Company’s board of directors (the “Board of Directors”) unanimously recommends that the Class A shareholders vote “FOR” for each item.

The Board of Directors has fixed the close of business on July 23, 2026 as the record date (the “Record Date”) for determining the Class A shareholders entitled to receive notice of and to vote at the Class A EGM or any adjournment thereof. Only holders of Class A Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Class A EGM or any adjournment thereof.

Class A shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.chanson-international.net/. The notice of the Class A EGM, the proxy statement, and the proxy card will be sent or made available to Class A shareholders on or about July 23, 2026.

Each shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote at the Meeting instead of that shareholder. Such proxyholder need not be a shareholder.

By Order of the Board of Directors,

/s/ Gang Li
Gang Li
Chief Executive Officer, Director, and Chairman of the Board of Directors
Urumqi, China

July 23, 2026

CHANSON INTERNATIONAL HOLDING

EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

August 24, 2026

9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Chanson International Holding (the “Company”) is soliciting proxies for the extraordinary general meeting of holders of Class A ordinary shares of par value US$0.01 each of the Company (“Class A Ordinary Shares”) to be held on August 24, 2026, at 9:30 a.m., Eastern Time (the “Class A EGM”), which shall be followed by the extraordinary general meeting of shareholders of the Company (the “EGM”). The Company will hold the Class A EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, which holders of Class A Ordinary Shares (“Class A shareholders”) will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/CHSN2026. Class A shareholders will have an equal opportunity to participate in the business for which the Class A EGM has been convened, to hear and see all persons present who speak and to be heard and seen by all other persons present in the same way, regardless of their geographic location.

Capitalized terms not otherwise defined in this proxy statement have the meaning given to them in the Company’s current amended and restated articles of association.

Registered Class A shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Class A EGM or any adjournment thereof in real time. Beneficial Class A shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Class A EGM.

Only Class A shareholders of record at the close of business on July 23, 2026 (the “Record Date”) are entitled to attend and vote at the Class A EGM or at any adjournment thereof. One or more Class A shareholders holding Class A Ordinary Shares that represent not less than one-third of the outstanding Class A Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any Class A shareholder entitled to attend and vote at the Class A EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Class A EGM, resolutions will be proposed as follows:

Proposal 1: It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.01 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.01 each are entitled to cast on a poll being increased from 50 votes to 80 votes for each Class B Ordinary Share they hold is approved (the “Class B Variation”); and

Proposal 2: It is resolved, as an ordinary resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class A EGM (the “Class A EGM Adjournment”).

The Board of Directors recommends a vote “FOR” the Proposal No. 1 and Proposal No. 2.

VOTING PROCEDURE FOR HOLDERS OF CLASS A ORDINARY SHARES

Class A shareholders entitled to vote at the Class A EGM may do so either in person or by proxy. Those Class A shareholders who are unable to attend the Class A EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO CLASS A SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended December 31, 2025 on Form 20-F (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2025 Annual Report to shareholders by visiting the Company’s website at https://ir.chanson-international.net/. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations of the Company, available at https://ir.chanson-international.net/.

PROPOSAL NO. 1

CLASS B VARIATION

General

Currently, each holder of Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares”) is, on a poll, entitled to 50 votes for each Class B Ordinary Share held. The Company is proposing to vary the rights of the Class B Ordinary Shares in such manner and to such extent such that each holder of Class B Ordinary Shares will be, on a poll, entitled to exercise 80 votes for each Class B Ordinary Share held (the “Class B Variation”). Each holder of Class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”) is and shall remain entitled, on a poll, to one vote for each Class A Ordinary Share held. On a show of hands, every shareholder shall continue to have one vote.

Article 2.8 of the Company’s current articles of association provides that the right attaching to a class of shares may only be varied if one of the following applies: (a) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the shareholders holding the issued shares of that class.

The Class B Variation will vary the rights attaching to Class A Ordinary Shares by diluting the voting power of Class A Ordinary Shares. Accordingly, the purpose of the Class A EGM is to seek the approval of Class A shareholders to the Class B Variation and the consequent variation to the rights attaching to the Class A Ordinary Shares by way of Special Resolution in accordance with Article 2.8 of the Company’s current articles of association.

The Company has separately asked its sole holder of Class B Ordinary Shares to consent in writing to the Class B Variation and expects to receive such consent prior to the Class A EGM (the “Class B Shareholder Consent”).

If the Class B Variation is approved by holders of Class A Ordinary Shares and Class B Ordinary Shares, separately in accordance with Article 2.8 of the Company’s current articles of association, then shareholders will be asked to amend the articles of association to, amongst other things, reflect the Class B Variation at an extraordinary general meeting of all shareholders, to be held following the Class A EGM on August 24, 2026 at 10:00 a.m., Eastern Time, at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, accessible through the link www.virtualshareholdermeeting.com/CHSN2026 (the “EGM”).

Resolution

The resolution to be proposed shall be as follows:

It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 50 votes to 80 votes for each Class B Ordinary Share they hold is approved.

Proposal No. 1 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the Class A EGM by the holders of Class A Ordinary Shares entitled to vote at the Class A EGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

CLASS B VARIATION.

PROPOSAL NO. 2

Class A EGM ADJOURNMENT

Proposal No. 2, if adopted, will allow the Board of Directors to adjourn the Class A EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of any proposal to be presented at either the Class A EGM or EGM. If Proposal No. 2 is not approved by shareholders, the Board of Directors may not be able to adjourn the Class A EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals to be presented at the Class A EGM or EGM.

Resolution

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class A EGM.

Proposal No. 2 will be approved if a simple majority of the total votes properly cast in person or by proxy at the Class A EGM by the holders of Class A Ordinary Shares entitled to vote at the Class A EGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE Class A EGM ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Class A EGM. If any other matters properly come before the Class A EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

July 23, 2026	/s/ Gang Li
Gang Li
Chief Executive Officer and Chairman of the Board of Directors